CHINA MASS MEDIA ANNOUNCES NON-RENEWAL OF TWO ADVERTISING AGENCY CONTRACTS

BEIJING, CHINA — (November 25, 2011) — China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM) announced today that its three-year advertising agency contracts with China Central Television (“CCTV”) for the “Daytime Advertising Package” and “Television Guides” program shall not be renewed at their expiration on December 31, 2011.  Consistent with CCTV’s current practice, 2012 advertising rights for the “Daytime Advertising Package” were offered for bidding at the non-prime time advertising auction event held by CCTV on November 22, 2011, and the Company did not secure the winning bid.  CCTV has also decided to cancel the “Television Guides” program at the end of 2011.  For the years ended December 31, 2009 and 2010 and the nine months ended September 30, 2011, revenues generated from these two programs amounted to RMB158.8 million, RMB109.0 million, and RMB68.9 million, representing 37.1%, 42.5%, and 40.5% of the Company revenues in those periods, respectively.  The loss of revenues from the Daytime Advertising Package and Television Guides program is expected to have a significant impact on the Company’s results of operations in 2012.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “We will continue to seek additional quality advertising time slots to improve our portfolio of media resources.  We recently acquired the advertising right to the “All Day Classic Package” program on CCTV-8 for 2012.  CCTV-8 is the only national TV drama series channel in China and is ranked third among all television channels in China in terms of audience share in 2009, according to the 2010 China TV & Radio Yearbook.  We also aim to diversify our revenue sources and strengthen our advertisement and TV series production services.”

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services and other value added services.  The Company currently offers approximately 41 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4.  CCTV is the largest television network in China.  The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards.  For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com